Exhibit 99.1

Quarterly Earnings Release Managerial Report 3 rd Quarter 2022

1 João Vitor Menin CEO Inter&Co We concluded another excellent quarter at Inter, the first being listed on Nasdaq . We have several exciting milestones to highlight : • Innovation : Our innovative culture has been instrumental in launching the first the first ever “Invest Now Pay Later” platform . We provide individuals with the flexibility to make investments that are paid later through their credit cards . We started with simple fixed income products and expect to expand to other asset classes . • Distribution : We established partnership agreements with several soccer institutions, allowing us to broaden our access to prospective clients . These institutions include Athletico Paranaense , Atletico Mineiro , Loja do Galo and Arena MRV . The focus in not only on targeting the fans, but also the institution itself, including corporate entities, employees and players . • Client Growth : We added 2 . 1 million net new clients during the quarter, reaching a total of 22 . 8 million . Our growth highlights the strong quality of our platform and brand, enabling us to efficiently acquire new clients at a CAC of R $ 28 . • Cross Border : We grew our global accounts to over 500 k, which generated more than 600 k transactions in the quarter . • Gross Revenue : We generated more than R $ 1 . 5 Bn in gross revenue, representing an 84 % increase YoY . Our revenue is highly diversified, with fees comprising 35 % of net revenue . • Repricing : We are executing a repricing initiative across the loan portfolio and have completed the repricing of the short duration products (cards, SME and anticipation of receivables) . We continue to reprice payroll and real estate loans with originations and repayments . • Credit Quality : Nonperforming Loans (> 90 days) remained flat this quarter, highlighting positive sequential trends in our credit quality . This improvement is a direct consequence of our relentless focus on improving our credit models and teams, which have been able to continuously leverage the large amount of data collected from our clients . We are confident that we have the team and platform to close the year on a strong note and continue our momentum into 2023 to deliver a strong combination of growth and expanding profitability . Sincerely,

3Q22 Highlights MANAGERIAL REPORT | 3Q22 2 Clients New Clients 2.1 mm QoQ CAC R$ 2 8 8 % YoY Loans Loan Portfolio 1 47 % YoY R$ 22 bn NPL >90 Days 1 Flat 3.8% Revenue Gross Revenue 2 84 % YoY R$ 1.5 bn Take Rate Inter Shop 450 bps 10.9% Volume Cards+PIX TPV 69 % YoY R$ 155 bn PIX Market Share 8 % of Transactions Funding Funding 45 % YoY R$ 28 bn 3 rd Party F.I. Distribution 111 % YoY R$ 5.2 bn Sources: Company Filings. Note 1: Loan Portfolio and NPL>90 days include Anticipation of Credit Card Receivables, disclosed in note 9.a of the Financial Statem ent s, line "Loans to financial institutions". Note 2: Gross Revenue = Interest income calculated using the effective interest method + Revenue from services and commissions + Inco me from securities + Net gains / (losses) from derivatives + Other Revenue.

3 MANAGERIAL REPORT | 3Q22 Highlights Sources: Company Filings. Note 1: Loan Portfolio = Loans and advances to customers + Anticipation of Credit Card Receivables, disclosed in note 9.a of the Fina nci al Statements, line ”Loans to financial institutions”.

4 Strategic update Distribution Platform • Established agreements with several soccer institutions • Provides Inter with valuable access to clubs, employees and fans Unit Economics • Our estimated adjusted net ARPAC remained stable at R$33, with the adjusted gross ARPAC expanding to R$50 • We expect improvements to continue as client longevity expands Operational Efficiency • Personnel expenses remained stable relative to prior quarter • Remain focused on additional improvement across expense lines Revenue • Surpassed gross revenue of R$1.5bn in the quarter • Maintained momentum with fee income Asset Quality • NPL >90 days stabilized, showing success in underwriting strategy • Cards trends considerably better than in prior quarters Loan Repricing • Continue to actively reprice loan portfolio • Ongoing process to reprice payroll and mortgages Capital • Significant excess capital, even after repayment of holding company debt in early October • Strong opportunity to optimize use of capital going forward Innovation • Launched first ever “Invest Now Pay Later” product • Strong client adoption of Dr. Inter telehealth product

Clients

Growth

- **22.8 million** total clients, **+2.1 million** net clients in the quarter
- **11.6 million** active clients
- **+3 points improvement** in NPS to 84
- **Enhancement of client experience** reducing need for customer service contacts



Number of clients
In Million
SMEs
Individuals
10.2
0.8
9.4
12.0
0.9
11.1
13.9
1.0
12.9
16.3
1.1
15.3
18.6
1.2
17.4
20.7
1.3
19.4
22.8
1.4
21.4
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22



Longevity of clients
% number of clients
# of the clients with < 1 year at Inter
# of the clients with > 1 year at Inter
10.2
52%
48%
12.0
51%
49%
13.9
49%
51%
16.3
48%
52%
18.6
45%
55%
20.7
42%
58%
22.8
39%
61%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22

MANAGERIAL REPORT | 3Q22
5

Unit Economics

Average revenue per active client (ARPAC) & Cost-to-serve (CTS)

- **ARPAC:** Our monthly net average revenue per active client (ARPAC) decreased QoQ from **R$32 to R$29** mainly due to deflation that occurred this quarter.
- **Adjusted by deflation effect[1] Net ARPAC** would have remained **flat at R$33**, while our gross ARPAC would have **expanded from R$47 to R$50**.



ARPAC & CTS
In R$ (monthly)
32
28
32
28
37
31
45
35
46
34
47
32
46
29
50[1]
33[1]
16
17
15
23
18
17
17
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
CTS
Net ARPAC
Gross ARPAC

Client acquisition cost (CAC)

- **CAC:** Fell to **R$28**, the lowest level in the past 5 quarters, while maintaining strong momentum adding new clients. The annual decrease is mainly due to lower digital marketing costs.



Client acquisition cost
In R$ annualized
28
27
31
29
29
32
28
14
12
14
11
13
16
16
14
15
17
17
16
16
13
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Operational costs
Marketing Costs

Sources: Company Filings.
Note 1: Non-IFRS measure. '3Q22 Adjusted' excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four – see page 22.

MANAGERIAL REPORT | 3Q22

6

Total Revenue

- Total gross revenue reached **R$1.5 billion in 3Q22, up 84% YoY**.


Total gross revenue[1]
In R$ Million
84%
837
1,538
3Q21
3Q22
112%
2,017
4,281
9M21
9M22
Total net revenue[2]
In R$ Million
40%
607
850
3Q21
3Q22
72%
1,491
2,561
9M21
9M22

- Net fee revenue **reached R$ 295 million**, an increase of **85%** YoY.


Net fee revenue[3]
In R$ Million
85%
159
295
3Q21
3Q22


Net fee revenue[3] Breakdown
Banking[4]
Inter Shop
Inter Invest
Inter Seguros
14%
21%
3%
62%
R$159mm
3Q21
11%
13%
16%
60%
R$295mm
3Q22

Sources: Company Filings.
Note 1: Gross Revenue = Interest income calculated using the effective interest method + (Revenue from services and commissions – cashback expenses) + Income from securities + Net gains / (losses) from derivatives + Other Revenue **Note 2:** Number from IFRS Income Statements: Revenue
Note 3: Net Fee Revenue = Net result from services and commissions + Other revenue (as disclosed in IFRS Income Statement). **Note 4:** Includes the segment "Banking" on IFRS Income Statements, net of the amount allocated on Inter Shop, Inter Seguros and Inter Invest revenue. See notes on each business vertical page.

MANAGERIAL REPORT | 3Q22
7

inter
Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Inter's day-to-day banking vertical continues performing strongly and has rapidly adapted to the new environment of high interest rates.

Funding
In R$ Billion


+41%
28.4
20.2
6%
1%
15%
33%
45%
4%
1%
24%
34%
37%
Others
Savings deposits
Securities issued
Time deposits
Demand deposits
3Q21
3Q22

Funding

- Funding volume surpassed **R$ 28.4 billion, an increase of 41%** over the year ago period.

Floating revenue[1]

- Floating revenue grew 130% in 3Q22 in annual comparison and reached R$ 164 million. This growth can be explained by the increase in demand deposit and Selic rate.

Floating revenue[1]
In R$ Million


+130%
164
71
3Q21
3Q22

Floating revenue is calculated on a managerial basis by multiplying the balance of demand deposits (net of reserve requirements) times 100% of the CDI rate.

PIX

- We reached 432 million PIX transactions, 111% annual growth, reaching **7.8% of the transaction market share.**
- Approx. R$ 138 billion transacted through Inter in 3Q22.

Pix market share
In %


7.8%
7.7%
7.6%
1Q22
2Q22
3Q22

Sources: Company Filings.
Note 1: Non-IFRS measure, presented for illustrative purposes only and do not reflect our actual results. It is part of the "Interest Income" on IFRS Income Statement.

MANAGERIAL REPORT | 3Q22
8

inter
Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Cards

- **More than 7 million cards were used in 3Q22, 46% higher than in 3Q21.** In 3Q22 we repriced credit card interest rates, increasing from 7.7% to 14.7% for revolving balances, while the installment rate grew from 7.6% to 9.9%, bringing more profitability to our operations.


No. of cards used[1]
In Million
+46%
4.8
7.0
3Q21
3Q22
No. of debit users
In Million
+47%
3.7
5.4
3Q21
3Q22
No. of credit users
In Million
+51%
2.2
3.3
3Q21
3Q22

- Card + PIX TPV increased 68% YoY, with credit cards having stronger average growth.


Card+PIX TPV
In R$ Billion
+69%
155
92
% YoY
138
73%
80
Credit
Debit
Pix
12
17
39%
46%
76%
61%
54%
31%
3Q21
3Q22



"We reached a record of 7MM Inter cards used this quarter, highlighting the relevance our brand has achieved in this product"
Ray Chalub
COO


Card revenue[2]
In R$ Million
+49%
122
181
3Q21
3Q22

Sources: Company Filings.
Note 1: Number of cards used includes both debit and credit users, with some clients using both but counting as a single card user.
Note 2: Non-IFRS measure, presented for illustrative purposes only and do not reflect our actual results. It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

MANAGERIAL REPORT | 3Q22
9

inter | Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Loan portfolio

- **Strong Loan Growth:** Our gross loan portfolio, including anticipation of credit cards receivables, **increased by 47% YoY, reaching the R$ 22 billion mark in the quarter.**



Gross loan portfolio[1]
In R$ Billion
47%
% YoY
15.0
22.0
1%
4%
18%
21%
31%
25%
5%
3%
14%
21%
2%
27%
29%
N/M Anticip. of C.C. receivables
N/M Agribussines
10.2% SMBs
63.1% Payroll
N/M FGTS
26.1% Real Estate
68.4% Credit Cards
3Q21
3Q22

- **Improving NPL trends:** as result of our active risk management our NPL >90 days stabilized this quarter.



NPL > 90 Days
In %
3.0%
3.0%
3.4%
3.8%
3.8%
3Q21
4Q21
1Q22
2Q22
3Q22
NPL > 90 days (incl. Anticip. of Credit Card Receivables)[1]
3.0%
3.0%
3.5%
3.9%
4.0%
3Q21
4Q21
1Q22
2Q22
3Q22
Credit Portfolio > 90 days

- **Coverage Ratio of 141%:** Material increase in our coverage ratio level as result of strong provisioning in ECL methodology, with a significantly smaller increase in NPL >90 days balance.



"We successfully stabilized our delinquency KPIs this quarter. This milestone is a result of an active risk management effort, adjustment in credit policies, as well as strong improvements in credit underwriting and collection models."

Thiago Garrides - CRO

Sources: Company Filings.
Note 1: Loan Portfolio = Loans and advances to customers + Anticipation of Credit Card Receivables, disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

MANAGERIAL REPORT | 3Q22
10

inter | Day-to-Day Banking | Crédito | Shop | Invest | Seguros | Cross Border Services

Inter Shop

- **Our innovative marketplace:** reached a record of **R$ 48 million net revenue** this quarter, **12x higher** than in 3Q21.
- **Record number of transactions:** We achieved a record of **8.4 million transactions** in the quarter, **growing 41%** relative to 3Q21.


Inter Shop net revenue[1]
In R$ Million
GMV
R$ Million
946
939
12x
48
4
3Q21
3Q22


Gross take-rate
Net take-rate
(%)
10.9%
6.4%
5.1%
0.5%
3Q21
3Q22
Take rate
Net take rate

- **Successful combination of GMV and increasing margins**: Driven by better terms with existing and new retail partners, larger product offering and stronger brand awareness.



"We continue to focus on creating the best-in-class e-commerce platform of a financial institution. In parallel, we are focused on expanding margins, as reflected in our net take rate reaching a record of 5.1%"
Rodrigo Gouveia
Inter Shop CEO

Other Highlights:

- **75%** of Inter Shop **customers** are **recurrent** (vs. 73% on 2Q22)
- **565k new customers (vs. 555k on 2Q22)**
- More than **800k available SKUs** and **900 sellers** in Super App including new partnerships with Vulcabrás Group, Dass Group, Philco and Britânia
- Launched the end-to-end marketplace for business clients


Inter Shop
Inter Shop
Explore por categorias
Quartou com as melhores ofertas
Queridinhos do Inter Shop

Sources: Company Filings.
Note 1: Non-IFRS measure, presented for illustrative purposes only and do not reflect our actual results. It is part of the "Interest income", "Revenue from services and commission", "Income from securities" and "Other revenue" on IFRS Income Statement.

MANAGERIAL REPORT | 3Q22
11

inter
Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Inter Invest

- **Inter Invest remains strong:** We finished the quarter with **R$ 62 billion in assets under custody**.


Inter Invest revenue[1]
In R$ Million
18%
34
40
3Q21
3Q22


Assets under custody[2]
In R$ Billion
+31%
47
62
3Q21
3Q22

- **Well-positioned for robust growth**: Inter Asset was ranked 9th in Brazil in net inflows of fixed income funds, reflecting the benefits of a solid distribution channel and a diversified range of products, reaching R$7 bn in AuC.

- **Product pioneer with first of its kind "Invest Now Pay Later"**: We were the first to launch "Invest Now Pay Later", a product enabling clients to invest using their credit cards, buying an investment and paying it on the bill, one month later. **Inter's unique ecosystem** and our **Super App** enables premier product innovation.

- **Continued improvement in "Invest Fácil" offering:** Launched in 2Q22, we now offer shares and real estate funds, allowing more diversification and supporting investors with a higher risk profile.



"We successfully launched the first ever global **Invest Now Pay Later** service. This highlights our focus on continuously delighting our customers through our mindset of innovation "

Felipe Bottino
Inter Invest CEO


Investir com cartão
Passo 1/2
Pagamento
Escolha sua forma de pagamento.
Produtos
Invest Now, Pay Later - LCI 180 DIAS - 90% do CDI
R$ 500,00
Forma de pagamento
Crédito - final 6842
Limite disponível: R$ 3.532,80
Selecione o número de parcelas

Sources: Company Filings.
Note 1: Non-IFRS measure, presented for illustrative purposes only and do not reflect our actual results. It is part of the "Interest income", "Revenue from services and commission", "Income from securities", and "Other Revenue" on IFRS Income Statement.
Note 2: AuC excluding Inter Holding Financeira.

MANAGERIAL REPORT | 3Q22
12

inter
Day-to-Day Banking | Credit | Shop | Invest | Seguros | Cross Border Services

Inter Seguros

- **First fully digital operation in Brazil:** We are continuously transforming the insurance market, **always based on transparency**.

- **Inter's insurance strategy, focusing on UX and operational leverage**, allows us to deliver sustainable growth with high recurrence and scale gains. With more than **1.1 million contracts** in this quarter, Inter Seguros reached **R$ 31 million in revenue**, a growth of **39% YoY**, and an **EBITDA Margin of 85%**.

- **Our business clients, in particular, reached impressive results:** We offer a specialized range of products, with higher premium tickets allowing us to reach and sustain higher growth.

- **Using technology and data**, we create personalized offerings that allow our clients to **buy with one click** and engage on a long-term basis.


Insurance Premium
In R$ Million
+66%
42
69
3Q21
3Q22
Total sales
In Thousand
+22%
247
302
3Q21
3Q22
Insurance net revenue
In R$ Million
+39%
22
31
3Q21
3Q22
Active contracts¹
In Thousand
+65%
683
1,129
3Q21
3Q22



"We are just in the beginning for Inter Seguros. We were the first ones to build a fully digital operation in Brazil, prioritizing the value of simple products, focused on the customer experience."
Paulo Padilha - Inter Seguros CEO

Sources: Company Filings.
Note 1: Active contracts: clients or the object of the contract (home, car, social security, consortia, etc.).

MANAGERIAL REPORT | 3Q22
13

14 • We initiated the rebranding of our US business from Usend to Inter&Co . The service is being offered to US customers under the Inter Global app and our US entity is now called Inter&Co Payments, Inc . • For the Brazilian clients, we launched the US digital debit card , allowing clients to use their USD funds online and physically through Apple Pay and Google Pay . Global Account FX, Interchange , USD floating revenue streams Remmitances FX & fees revenue streams MANAGERIAL REPORT | 3Q22 A Self - Reinforcing Ecosystem +5.5 thousand new Global Accounts opened per working day + 606 thousand transactions “We truly believe that Inter is building a unique set of products in the US to serve customers from all over the world . ” Fernando Fayzano – CEO Inter&Co Payment, Inc . Cross Border Services 50 141 501 1Q22 2Q22 3Q22 Global Accounts In Thousand

ESG Updates

Improving Corporate Sustainability Assessment (CSA) score from S&P Global

- **CSA score from S&P Global has improved by 77%** between 2021 and 2022, due to transparency enhancements. We outperform the industry average in all ESG aspects.

ESG Score
46

Environmental
29
+8 points of the industry mean

Social
55
+22 points of the industry mean

Governance & Economic
45
+7 points of the industry mean

Score history


46
50
40
30
20
10
0
2019
2020
2021
2022

GHG Protocol

- For the third consecutive year, we were awarded the **Gold Seal in the Public Emissions Registry – GHG Protocol Brazilian Program.** We reported 1, 2 and 3 scopes, being externally audited and offsetting voluntarily our emissions through the purchase of I-REC and VCS carbon credits.

- Our **carbon emissions represent only 5.3%** of the amount emitted by traditional banks in Brazil as an average per client. This operational ecofficiency contribute for a low carbon economy.

"Vida Sustentável"
Sustainable life

Soon we will launch an **innovative and broad way to encourage sustainable behavior among our clients**.

Aiming to simplify the sustainable behavior to our clients, we will allow them to join us in this transformation towards a more balanced world, impacting people and the planet, **through our App.**

Volunteering

- **Brazilian 2022 Kids Day** was celebrated in October, with 44 volunteers in 3 Inter offices (Belo Horizonte, São Paulo and Recife), spreading financial education to over 700 kids who participated in the event.



MANAGERIAL REPORT | 3Q22
15

The Company manages the market risk of positions classified in the banking book as well as in the trading book . The risk management team monitors mismatches between indexes and terms of active and passive positions, checking the strategies (and risks) assumed on a daily basis . The Bank currently has an adequate market risk considering the strategy and complexity of the business, as well as in line with the Institution’s Risk Appetite Statement . Additionally, it is noteworthy that Inter currently uses tools such as Value - At - Risk ( VaR ), delta EVE and delta NII in the periodic management of market risk . The management of liquidity risk independently promotes the daily control and monitoring of Banco Inter’s liquidity in accordance with Resolution 4557 of the Central Bank of Brazil, as well as in line with the best market practices . The Bank regularly assesses its liquidity indicators and asset/liability mismatches, weighing minimum cash metrics, level of cash allocated to highly liquid assets (HQLA), potential cash requirements in a stress scenario, among others . Additionally, the Institution has a fragmented client base with demand deposits (and term deposits), as well as a robust (available) stock of collateral for the issuance of real estate credit notes (LCI) that potentially generate stability in liquidity management . 16 MANAGERIAL REPORT | 3Q22 Market risk management Liquidity management Appendix

17 MANAGERIAL REPORT | 3Q22 Income Statements | IFRS Sources: Company Filings; IFRS

18 MANAGERIAL REPORT | 3Q22 Balance Sheet | IFRS Sources: Company Filings; IFRS

Active clients: Clients that generated revenue during the quarter. Products from all business verticals are considered. Assets under custody ( AuC ): AuC include the primary funding products issued by Inter, demand deposits, assets under custody (products issued by third parties, investment funds, shares and other securities) of Inter DTVM and assets under management by Inter Asset . Card+PIX TPV: Includes the volume transacted in purchases made through debit and credit cards (including withdrawals), and PIX transactions. Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account - such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Cross - selling index (CSI): σ —„‡” ‘ˆ —•‡† ’”‘†—…–• …–‹˜‡ …Ž‹‡–• ‘ˆ Žƒ•– “—ƒ”–‡” ൅ ƒ…–‹˜‡ …Ž‹‡–• ‘ˆ ‘•– ”‡…‡– “—ƒ”–‡” ൊ ʹ Gross merchandise volume (GMV): Includes the volume transacted in purchases made through the shopping service, in the affiliated and end - to - end models, as well as top up, gift cards and other products sold through Inter Marketplace. Gross take rate: –‡” Š‘’ ‰”‘•• ”‡˜‡—‡ Loan portfolio : Loan Portfolio includes Anticipation of Credit Card Receivables, disclosed in note 9 of the Financial Statements, row "Amounts due from financial institutions”. Net take rate: –‡” Š‘’ ‡– ”‡˜‡—‡ 19 MANAGERIAL REPORT | 3Q22 Glossary | Operational definitions

Glossary | Non-IFRS measures reconciliation

This release includes financial measures defined as "non-IFRS financial measures" by the SEC. These non- IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

ARPAC net of interest expense:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:
Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods[1]. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities}}$$

Cost-to-income:

$$\frac{\text{Personal expense} + \text{Other administrative expenses}}{\begin{array}{c}\text{Net interest income} + \text{Net result from services and commissions} \\ + \text{Income from securities} + \text{Net gains or (losses)from derivatives} \\ + \text{Other revenue} - \text{Tax expenses}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\begin{array}{c}((\text{Personal Expenses} + \text{Other Administrative Expenses} \\ - \text{Total CAC})) \div 3\end{array}}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected loss}}{\text{NPL} > 90 \text{ days}}$$

Funding:

$$\text{Liabilities with customers} + \text{Securities issued}$$

Interest earning assets:

$$\begin{array}{c}\text{Amounts Due From Financial Institutions} + \text{Securitie} \\ + \text{Loans and avances to customers, net of provisions for expected loss} \\ + \text{Derivative financial assets}\end{array}$$

MANAGERIAL REPORT | 3Q22

20

Glossary | Non-IFRS measures reconciliation

Net fee income:

$$\text{Revenue from services and commissions} + \text{Other revenue}$$

Net interest margin (NIM):

$$\frac{((\text{Net Interest Income} + \text{Income from securities}) \text{ x } 4)}{\text{Average of 2 last quarters Earning Assets}}$$

NPL > 90 days:

$$\frac{\text{NPL} > 90 \text{ days}}{\text{Loans and advances to customers} + \text{Anticipation of Credit Card Receivables}}$$

$$\text{[IFRS line "Amounts due from financial institutions"]}$$

Return on average assets (ROA):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Total Assets}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Equity attributable to owners of the Company}}$$

Total gross revenue:

$$\text{Interest income calculated using the effective interest method} \\ + (\text{revenue from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} \\ + \text{Net gains (losses) from derivatives} + \text{Other revenue}$$

MANAGERIAL REPORT | 3Q22

21

Glossary | Non-IFRS measures reconciliation

Illustrative adjustment for deflation impact

(in R$ million)[1]

3Q2022 IFRS Financials				Adjustment		After Tax Adjustment				
Balance Sheet Items	Avg. Balance (IPCA Exposure) (a)	Inflation / Yield[2] (b)	Revenue / Funding Expense (c)=(a)x(b)	Inflation / Yield[3] (d)	Revenue / Funding Expense (e)=(a)x(d)	Delta in Net Revenues before sales tax (f)=(e)-(c)	Tax Revenue (g)	Delta Result Before IR/CSLL after sales tax (h)=f x (1-(g))	IR/CSLL (i)	Net Income Impact (j)=(h) x (1-i)
Asset 1: Securities Inflation Linked (NTN-Bs)	3,603	-1.32%	-48	1.24%	45	92	4.65%	88	46%	**48**
Asset 2: Real Estate Infl. Adjusted Portfolio	1,752	-1.32%	-23	1.24%	22	45	4.65%	43	46%	**23**
Liability 1: Securities (LCIs)	-1,356	-1.32%	18	1.24%	-17	-35	4.65%	-33	46%	**-18**
Net exposure / impact estimated by Inter	(i) **3,999**		(ii) **-53**		(iii) **50**	(iv) **103**[4]		**98**		(v) **53**

(i) ~$4bn net long exposure to inflation (IPCA)

(ii) Negative R$53mm revenue in the quarter, as result of 1.32% deflation

(iii) Using Brazilian Central Bank 2023 inflation expectation Focus Report of 1.24% per quarter, revenue would have been R$50mm

(iv) The net difference results in R$103mm revenue increase

(v) After revenue and corporate tax (IR/CSLL) the impact on net income reaches R$53mm

Note 1: Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results.
Note 2: Actual deflation that occurred in 3Q22, as disclosed by IBGE.
Note 3: Quarterly inflation projected for 2023 from the Focus Report of Brazilian Central Bank (https://www.bcb.gov.br/publicacoes/focus).
Note 4: Figure used to adjust ARPAC.

MANAGERIAL REPORT | 3Q22

22

This report may contain forward - looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies . While these forward - looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein . These statements are not guarantees of future performance . These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors . In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements . The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release . Statements contained in this report that are not facts or historical information may be forward - looking statements under the terms of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter . In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements . These forward - looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones . Any forward - looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made . We undertake no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise . For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward - Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20 - F . The numbers for our key metrics (Unit Economics), which include active users , average revenue per active client (ARPAC), cost to serve (CTS) and cross selling index (CSI), are calculated using Inter’s internal data . Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products . In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics . Disclaimer

About Non - IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non - IFRS measures of financial performance, as highlighted throughout the documents . The non - IFRS Financial Measures include, among others : EBITDA Margin, Floating Revenue, Cards revenue, Credit Underwriting, Inter Shop Gross and Net revenue, Inter Invest Gross and Net revenue, Insurance revenue, Cross Border TPV, Cards TPV, Cross Border Average balance, ARPAC, ARPAC net of interest expense, CTS, NIM, Interest Earning Assets, Interest bearing liabilities, Cost to Income, ROE, ROA, Cost of funding, Net take rate, Gross Take rate, NPL > 90 days, Coverage ratio, Funding, Total Gross revenue, Gross Revenue Yield, Adjusted ARPAC, Adjusted ARPAC net of interest expense, Adjusted NIM, Adjusted Cost to Income, Adjusted Total Gross revenue, Adjusted Total Net revenue, Adjusted Gross Revenue Yield, Adjusted Net Income . A “non - IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements . Inter&Co provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies . Disclaimer